

10033101

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

RCVD SEC FW MAR 1 '10 15:11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65314~~ 65391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Energy Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2651 N. Harwood Suite 410
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Russell Weinberg 214-219-8200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Russell Weinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC), as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

No Exceptions

Signature

Director

Title

Notary Public



MARGARET S. THOMPSON
Notary Public, State of Texas
My Commission Expires
July 03, 2012

This report ** contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

[X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Ri Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[X] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent auditors' report on internal accounting control

[ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") as of December 31, 2009 and 2008, and the related statements of operations and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2010

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

. . . . . . ASSETS . . . . . .

	2009	2008
CURRENT ASSETS		
Cash (Note 4)	**$ 31,849**	$ 1,735,961
TOTAL	**$ 31,849**	$ 1,735,961

. . . . . . LIABILITIES AND MEMBER'S EQUITY . . . . . .

	2009	2008
MEMBER'S EQUITY (Note 6)	**$ 31,849**	$ 1,735,961
TOTAL	**$ 31,849**	$ 1,735,961

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE	$ 297,527	$ 6,036,101
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 7)	2,064,139	4,300,140
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAX	(1,766,612)	1,735,961
PROVISION FOR INCOME TAX (NOTE 3)		50,000
NET INCOME (LOSS)	(1,766,612)	1,685,961
MEMBER'S EQUITY		
Beginning of Year	1,735,961	50,000
Contributions	62,500	nil
End of Year	$ 31,849	$ 1,735,961

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	**$(1,766,612)**	$ 1,685,961
Net Cash Provided by Operating Activities	**(1,766,612)**	1,685,961
CASH FLOW FROM FINANCING ACTIVITIES		
Contributions	**62,500**	nil
Net Cash Provided by Financing Activities	**62,500**	nil
NET INCREASE (DECREASE) IN CASH	**(1,704,112)**	1,685,961
Beginning of Year	**1,735,961**	50,000
End of Year	**$ 31,849**	$ 1,735,961

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of LW Energy Advisors, LLC (the "Parent").

The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 7).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer dealing in mergers, acquisitions, and the private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes all cash balances.

Income Tax

The entity is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state franchise tax.

3. INCOME TAX

The Company files a combined state income tax return with the Parent. The provision for state income tax represents the applicable share allocated to the Company.

4. CONCENTRATION OF CREDIT RISK

From time to time, the Company's ledger balances at its primary banking institution exceed the federally insured limit of $250,000.

5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2009 and 2008, the Company had net capital of $31,849 and $1,735,961, which were $26,849 and $1,730,961 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 0.0 to 1 for each year.

7. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. The Company's operating and general and administrative expenses are paid by the Parent. The Company pays the Parent a discretionary management fee. For the years ended December 31, 2009 and 2008, the Company paid management fees to the Parent of approximately $2,064,000 and $4,300,000, respectively, which has been reflected in the accompanying

statement of operations, in operating, general and administrative expenses. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

SUPPLEMENTAL INFORMATION

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$ 31,849	$ 1,735,961
Deductions:	nil	nil
Net Capital	31,849	1,735,961
NET CAPITAL REQUIREMENT		
Minimum net capital required	5,000	5,000
Excess net capital	$ 26,849	$ 1,730,961
Excess net capital at 1000%	$ 31,849	$ 1,735,961
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:	$ nil	$ nil
Total Aggregate Indebtedness	$ nil	$ nil
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 to 1	0.0 to 1

No material differences existed between the audited Computation of Net Capital and the corresponding unaudited Form X-17A-5, Part IIA

See Notes to Financial Statements



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Growth Energy Capital Advisors LLC:
(d.b.a. Energy Capital Solutions LLC)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Growth Energy Capital Advisors LLC (d.b.a Energy Capital Solutions LLC) (the "Company") and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amount reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 10, 2010

See Notes to Financial Statements

 McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Growth Energy Capital Advisors LLC:
(d.b.a. Energy Capital Solutions LLC)

In planning and performing our audit of the financial statements of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (the "Company"), as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

(Continued) - 1

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives

in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.



February 10, 2010



February 26, 2010

SEC Fort Worth Regional Office
Rose L. Romero
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, Texas 76102

Dear Ms. Romero:

Enclosed please find the Year End Independent Financial Audit for Growth Energy Capital Advisors, LLC, d/b/a Energy Capital Solutions.

Feel free to call me at 214-572-9212 should you have any questions.

Sincerely,

Margaret Thompson
FINOP/Controller

RCVD SEC FW MAR 1 '10 15:11